Exhibit 21.1

List of Subsidiaries	Jurisdiction
Kohlberg Capital Funding LLC I	Delaware
KCAP Management, LLC (1)(2)	Delaware
Katonah Management Holdings LLC (1)	Delaware
Katonah X Management LLC (1)(2)	Delaware
Katonah 2007-I Management LLC (1)(2)	Delaware
Commodore Holdings, L.L.C. (1)	Delaware
KCAP Coastal, LLC	Delaware
Great Lakes KCAP Funding I, LLC	Delaware
Great Lakes Portman Ridge Funding, LLC	Delaware
OHA Funding GP, LLCOHA Nevada, LLCOHA Funding, LPOHA Asset Holdings GP, LLCOHA Asset Holdings II, LPOHA/OCI Investments, LLCOHA Investment Corporation Sub, LLC	TexasNevadaTexasTexasTexasDelawareDelaware

(1)	Represents a wholly-owned portfolio company that is not consolidated for financial reporting purposes.
(2)	A wholly-owned subsidiary of Katonah Management Holdings LLC.
(3)	A wholly-owned subsidiary of Commodore Holdings, L.L.C.
(4)	A wholly-owned subsidiary of KCAP Senior Funding I Holdings, LLC.